Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	6.44	3.88	(a)	(a)	1.31	4.51

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations available to Vanguard unitholders plus fixed charges (excluding capitalized interest).  “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(a) In the years ended December 31, 2009 and 2008, earnings were inadequate to cover fixed charges by approximately $95.7 million and $3.8 million, respectively.  The shortfalls for the years ended December 31, 2009 and 2008 were principally the result of non-cash natural gas and oil property impairment charges of $110.2 million and $58.9 million, respectively.